UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Turtle Beach Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

900450206
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP. 900450206

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Juergen Stark
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
793,438
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
793,438
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
793,438
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%
12		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP. 900450206

Item 1.	(a)	Name of Issuer
Turtle Beach Corp.

	(b)	Address of Issuer’s Principal Executive Offices
11011 Via Frontera
Suite A
San Diego, CA 92127
United States

Item 2.	(a)	Name of Person Filing
Juergen Stark (“Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of the Reporting Person is:

11011 Via Frontera
Suite A
San Diego, CA 92127
United States

	(c)	Citizenship
United States

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
900450206

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

As of December 31, 2019, the Reporting person may be deemed to beneficially own 793,438 shares of common stock (“Common Stock”). The holdings reported by the Reporting Person are 793,438 shares of Common Stock, which includes 79,259 unvested restricted stock awards and 644,505 exercisable options.

	(b)	Percent of class:
5.2%

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 14,488,152 shares of Common Stock reported to be outstanding as of December 31, 2019 based on discussions with the Issuer.

CUSIP. 900450206

	(c)	Number of shares as to which the person has:
		(i) Sole power to vote or to direct the vote:	793,438
		(ii) Shared power to vote or to direct the vote:	0
		(iii) Sole power to dispose or to direct the disposition of:	793,438
		(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.
	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
	Not applicable.

Item 8.	Identification and Classification of Members of the Group.
	Not applicable.

Item 9.	Notice of Dissolution of Group.
	Not applicable.

Item 10.	Certification.
	Not applicable.

CUSIP. 900450206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 2020

JUERGEN STARK

/s/ Juergen Stark
Name:  Juergen Stark